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     As filed with the Securities and Exchange Commission on April 18, 2002.

                                                       Registration No.: _______


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------


                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
              SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          Real-Estateforlease.com, Inc.
                 (Name of Small Business Issuer in Its Charter)


                Delaware                                 75-2926437
    (State or other jurisdiction of         (I.R.S. Employer Identification No.)
     incorporation or organization)

           192 Searidge Court
        Shell Beach, California                            93449
(Address of Principal Executive Offices)                 (Zip Code)

                                  (805)773-5350
                (Issuer's Telephone Number, Including Area Code)

        Securities registered under Section 12 (b) of the Exchange Act:

    Title of each class                        Name of each exchange on which
    to be so registered                        each class is to be registered
-----------------------------               ------------------------------------
            None                                            None

        Securities registered under Section 12 (g) of the Exchange Act:

                         Common Stock, $0.001 par value
                                (Title of Class)

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

                                TABLE OF CONTENTS

PART I.........................................................................1
    ITEM 1. DESCRIPTION OF BUSINESS............................................1
               History.........................................................1
               Business Plan...................................................2
               Website.........................................................2
               Capital Requirements............................................4
               Competition.....................................................4
               Government Regulation...........................................4
               Intellectual Property...........................................5
    ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION..........6
               General.........................................................6
    ITEM 3. DESCRIPTION OF PROPERTY............................................6
    ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
            MANAGEMENT.........................................................6
    ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.......7
               Directors and Executive Officers................................7
               Committees of the Board of Directors............................7
    ITEM 6. EXECUTIVE COMPENSATION.............................................8
               Executive Officers..............................................8
               Executive Compensation..........................................8
    ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.....................8
    ITEM 8. DESCRIPTION OF SECURITIES..........................................8
               Capital Stock...................................................8
                    Provisions Having A Possible Anti-Takeover Effect..........9
ADDITIONAL INFORMATION.........................................................9
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS; MARKET DATA.................9
PART II.......................................................................10
    ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
            AND RELATED STOCKHOLDER MATTERS...................................10
               Market Information.............................................10
    ITEM 2. LEGAL PROCEEDINGS.................................................10
    ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
            DISCLOSURE........................................................10
    ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES...........................10
    ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS.........................11
PART F/S......................................................................12
PART III......................................................................12
    ITEM 1. INDEX TO EXHIBITS.................................................12
    ITEM 2. DESCRIPTION OF EXHIBITS...........................................12
SIGNATURES....................................................................13
INDEX OF EXHIBITS..............................................................1

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

History

         We were originally incorporated in the State of Nevada as Super Shops, Inc. ("Super Shops"). On November 15, 1999, Super Shops and its sister companies filed an amended petition under Chapter 11 of the United States Bankruptcy Code. On July 31, 2000, the court approved Super Shops' Amended Joint Plan of Reorganization (the "Plan of Reorganization"). On October 13, 2000 and in accordance with the Plan of Reorganization, the prior management of Super Shops changed its state of incorporation from Nevada to Delaware by merging with and into NEV Acquisition Corp., a Delaware corporation. On June 13, 2001, NEV Acquisition Corp. changed its corporate name to Real-Estateforlease.com, Inc.

         Real-Estateforlease.com, Inc. ("RFL Private") was incorporated on May 24, 2001 in the State of Delaware to serve as a business-to-business internet information intermediary providing turnkey marketing services to facilitate the leasing of commercial real estate properties. On June 13, 2001, the prior management of NEV Acquisition Corp. entered into an Agreement and Plan of Merger (the "Merger") with RFL Private pursuant to which Mark DiSalvo, the sole stockholder and founder of RFL Private, exchanged his equity ownership interest in that company for 9,500,000 shares (or approximately 96%) of our outstanding common stock. At the time of the Merger, NEV Acquisition Corp. had no operations and essentially no assets. Following the Merger, Mark DiSalvo, our only officer and director, replaced the former officers and directors of NEV Acquisition Corp.

         The Merger was entered into by NEV Acquisition Corp. in an effort to bring value to its common stock, which as of the date of the Merger had no tangible value. Under the terms of its Plan of Reorganization, NEV Acquisition Corp. was charged with completing a merger or acquisition transaction with an entity that either had current operations or a developed business plan. Management of NEV Acquisition Corp. elected to enter into the Merger with RFL Private after an assessment of available prospects. Management of NEV Acquisition Corp. believed that if RFL Private could successfully implement its business plan, its stockholders would possibly realize appreciation of the value of their common stock.

         RFL Private entered into the Merger because of its management's belief that by becoming a public company RFL Private would be able to attract investors to purchase its securities in private transactions. Management of RFL Private believed that by being a public company, which is also subject to the reporting requirements of the Securities Exchange Act of 1934, it would be able to provide potential investors with reliable and easily assessable financial and other information about the company and would provide potential liquidity for the future disposition of a stockholder's investment in the company. RFL Private specifically chose to merge with NEV Acquisition Corp. as it possessed the necessary stockholder base to potentially secure quotation of our common stock on the OTC Bulletin Board and to facilitate the development of a market in our securities.

         As a result of the Merger, our current capitalization structure is as follows:

                                     Number of Shares         Number of Shares
                                    Before        %          After          %
                                  ---------   ---------    ---------   ---------
Mark DiSalvo                              0           0%   9,500,000       96.0%
All Other Stockholders              400,808         100%     400,808        4.0%
                                  ---------   ---------    ---------   ---------
...........................TOTAL     400,808         100%   9,900,808      100.0%
-------------------------
(1) We are obligated to and have reserved for issuance an aggregate of 99,192 shares of common stock to be issued to holders of claims which have been disputed by the bankruptcy trustee under the Plan of Reorganization. If the claims are not resolved in favor of the claimants, the shares will be distributed pro rata among our existing stockholders who were also unsecured creditors of Super Shops who received their shares pursuant to the Plan of Reorganization. We anticipate that these additional shares will be issued by September 30, 2002

Business Plan

         We intend to create an on-line internet information intermediary that will facilitate the leasing of commercial real estate properties throughout the United States. We will provide an Internet-based solution to address the needs of each participant in the leasing process. When our website is developed, lessors, brokers and prospective lessees of commercial real estate properties will be able to utilize our site to streamline the leasing process by affording them the opportunity to review comprehensive contract terms on each listed property.

         Our leasing information service will contain on-line/real-time, expansive information regarding available properties. The properties will be listed by the owner or its broker on a fee-for-listing basis, with the listing party providing the necessary information for the listing, including location, description and leasing terms for the property. The site will then professionally organize and format the property information to provide maximum information in a concise and user friendly manner to prospective tenants and their representatives. Our site will minimize the due diligence efforts of prospective lessees or their representatives by eliminating the need to travel to the property site to conduct a preliminary examination. We believe that our site will thus allow the tenant and/or its representative to conduct the majority of their examination of the prospective property on-line, thus saving time and money.

Website

         Overview. By accessing our Real-Estateforlease.com website, visitors will be able to obtain, at no cost, detailed information about each of the listed properties. Available information will include:

         o        Property address
         o        Contact information for lessor or broker
         o        Available square footage
         o        Rental rate per square foot
         o        Complete lease terms (i.e., expense responsibilities)
         o Detailed physical description of the property, including any special features, terms or conditions
         o Photographs (i.e., building photos, floor plans and IPIX panoramic video)
         o        Anchor tenants
         o        Area amenities
         o        Map locator

         To list a property, the posting party will be required to set up a listing account with us. Registration/contact information will be received, credit card information verified and the account activated. Once an account is activated, posting information can be submitted by the property owner or his agent. The listing information will be automatically formatted and displayed on our site in a concise and user friendly manner. The listing information will be posted on our site within five business days after we receive the listing information from our client. We intend to employ a site supervisor who will be responsible for answering any questions about listing, assisting the listing party with submission of the information and communicating with the listing party if the submitted information is either incomplete or confusing.

         Once an account is established, a user can list as many sites as it desires. Each listing will be able to contain approximately 50 descriptive fields as well as photographs and related data. A fee, which we presently estimate to be $50, will be charged for each listing posted on the site. Posting parties, utilizing their assigned User ID and Password, will have 24 hour, seven days a week, access to their postings so that they may add, edit or delete a posting, as well as monitor the number of times their posting has been viewed.

         Posting parties will in turn be contacted by prospective tenants through the contact information provided by the listing party. We will not be involved in the negotiations between the lessor and lessee and we will receive neither a commission nor a referral fee in connection with a leasing transaction.


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

         Prospective tenants will also register with our site. Upon the submission of certain information including their name, business address, email address, and how they became aware of our site, they will be granted access to the postings through a User ID and Password system. Prospective tenants or their agents can then enter basic or detailed search parameters, such as geographic location, number of square feet, building type and price, and will instantly receive detailed space and contact information on our site postings that meet the tenant's criteria.

         Our site will also provide users with the ability to become a watch list member. By choosing to receive watch list notices, a tenant, at no additional cost, will receive an email each time our site receives a new posting that meets the search parameters entered by the tenant.

         Our site will also allow prospective tenants who do not have representation to view information about tenant representation firms in the location in which they are searching. We will contact tenant representation firms in major U.S. cities and solicit them to list on our site as a contact broker. Prospective tenants can enter specifics about the type of tenant representation firm they wish to affiliate with, including the number of offices, number of brokers, proximity to search area and fee arrangements. Our site will match them with registered firms that meet all or most of the desired criteria. Contact information will then be forwarded to the prospective tenant and it will become the prospective tenant's responsibility to contact the tenant representation firm. We will receive neither a commission nor a referral fee from the registered tenant representation firm.

         Our site will also have a section dedicated to assisting prospective tenants locate providers of goods and services related to moving into new facilities. Providers will be broken down by the following categories, with our site to provide basic contact information for each listed provider:

         o        Computer Resources
         o        Movers
         o        Business Resources
         o        Office Equipment
         o        Telecom Services

         Our site supervisor will be responsible for identifying service providers for listing on our site. Service providers will also be able to list free of charge on our site by registering their name and other information relating to the goods or services they provide. We will receive no compensation if goods or services are provided to users of our site.

         We will also seek to partner with other websites, such as those maintained by newspapers, real estate publications and periodicals, so as to allow our postings to be viewed on their websites. As of the date of this registration statement, we have not entered into any agreements or begun negotiating with any website partners.

         Pricing. We anticipate charging a $50 fee for a 30 day listing on our website for each active listing that a posting party maintains regardless of size, type or location of listing. The listing fee will be billed to a posting party's credit card. On the 25th day after the initial listing, an email will be sent to the posting party asking them if they would like to renew their listing for an additional 30 days. If the posting party replies that they would like the listing to continue, their credit card will again be billed for the listing fee. A listing may be cancelled at any time during the listing period; however, once billed, the listing fee is non-refundable. Brokers or others who seek to list a large number of properties, anticipated to be excess of 10, will receive a 20% discount off the applicable listing fees. We may increase the listing fee for properties in metropolitan areas in which we receive a large number of postings, and we may reduce listing fees in metropolitan areas in which we desire to have a greater presence and to meet competitive pressure.

         Site Development. We intend to contract with a third party site development company for the creation and maintenance of our site. Our site will be expandable, secure and reliable. We anticipate paying a one-time fee for the development of our site and monthly maintenance and hosting fees to ensure that our site is constantly updated and accessible for our users. We have had preliminary discussions with a site development company to ascertain the viability of the format of the site. We have been provided with an estimate for developing, maintaining and hosting the site. As of the date of this registration statement, no definitive agreement has been reached with the site development company and no contract will be entered into until we are able to raise the capital to develop and operate the site for a period of 12 months.

         Technology. We will coordinate with our site development company to create an expandable, secure and reliable technical infrastructure to support our site. We will ensure that our site will support up to six million visitors per month, with the ability to rapidly increase user capacity. We will seek to incorporate methods to protect the privacy of user information transmitted via the site and to place our system in a secure data center with 24/7 security. We will also require our development company to use industry standard technologies to maximize reliability of our site. Databases will be regularly backed up to tape and the site hosting company's servers will be housed at a different geographic location.

Capital Requirements

         We currently have no revenue and cannot expect to generate revenues until our site is operational. We believe that we will need to raise total capital of approximately $375,000 to properly fund our business for a period of 12 months. This funding will be applied as follows:

         o        $50,000 to develop the website
         o        $100,000 to cover monthly website maintenance and updates
         o $100,000 to retain a site supervisor, marketing director and office assistant
         o $25,000 to market our site through traditional print mediums and purchase of banner advertisement on synergistic websites
         o $50,000 to obtain leased office space and pay for general operational expenses
         o        $50,000 for professional fees

         It is anticipated that these funds will come from the private sale of our equity or debt securities. No offering has been undertaken and it is difficult for management to determine if such an offering will be successful. Mr. DiSalvo, our sole officer and director, is under no obligation to fund our operations. Unless we raise at least $375,000, we do not believe we will be able to implement our business plan as currently developed.

Competition

         We face intense regional and national competition from both brokerage companies who have developed similar sites to promote their available properties and tenant representation firms who have created their own online database of available properties in metropolitan areas of the United States. We also compete against companies that offer services similar to ours. We are at a competitive disadvantage with these sites because they have a developed user loyalty base and have a history of operations. Unless we can successfully market our site to users who find our site more reliable, informative, user friendly and cost-effective than our competitors, we will not be able to successfully implement our business plan.

         There are a number of websites competing for user attention and we expect that competition will continue to intensify. We also will compete with traditional media such as newspapers and real estate journals and periodicals for our target users.

Government Regulation

         Laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent. The adoption of such laws could create uncertainty in Internet usage and reduce the demand for all products and services offered on the Internet. Recently, Congress enacted legislation regarding children's privacy on the Internet. It is possible that additional laws and regulations may be proposed or adopted with respect to the Internet, covering issues such as user privacy, taxation, advertising, intellectual property rights and information security. Several states have proposed legislation to limit the use of personal user information gathered online or to require online services to establish privacy policies. We believe that we will be fully compliant with all state and federal privacy laws.

         The Federal Trade Commission recently reported that is has no present intention of proposing legislation to address online privacy in the near future, and that it believes self-regulation to be the best course of action, except for rules enacted to implement the Children's Online Privacy Protection Act, which governs the collection of personal information from children and the confidentiality of such information. We believe that we will be able to fully comply with all FTC privacy laws.

         We do not know how our business may be affected by the application to the Internet of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. Most of these laws were adopted before the advent of the Internet and do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could create uncertainty in the Internet marketplace. That uncertainty could reduce demand for our service or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

         We may also be subject to federal consumer protection laws, including laws protecting the privacy of consumer non-public information, prohibiting unfair and deceptive practices, requiring specific disclosures and procedures with respect to formation of electronic contracts, such as our listing agreement. In particular, under federal and state privacy laws, we may be required to provide notice to consumers of our policies on sharing non-public information with third parties and provide advance notice to users of any changes to our policies and, with limited exceptions, must give consumers the right to prevent sharing of their non-public personal information with un-affiliated third parties.

         In addition, because our services will be available on the Internet in multiple states and foreign countries, these states and countries may claim that we are required to qualify to do business in their jurisdictions. Our failure to qualify in any jurisdictions where we are required to do so could subject us to taxes and penalties. It could also restrict our ability to enforce contracts in those jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to our business could have a material adverse effect on our business, results of operations and financial condition.

         The European Union has adopted a privacy directive that went into effect in 1998. Under this directive, business entities domiciled in member states of the EU are limited with respect to the transactions in which they may engage with business entities domiciled outside the EU, unless the non-EU entities are domiciled in jurisdictions with privacy laws comparable to the EU privacy directive. The United States presently does not have laws that satisfy the EU privacy directive. Discussions between representatives of the EU and the United States are ongoing and may lead to a number of safe harbor provisions which, if adhered to, would allow business entities in the EU and the United States to continued doing business without limitation. If these negotiations are not successful and the EU begins enforcing the privacy directive, there could be an adverse impact on international Internet business. If we do business directly in the EU in the future, we believe we will be able to comply with the EU privacy directive.

Intellectual Property

         With regard to any copyrights, service marks, trademarks, trade secrets, proprietary technology and similar intellectual property that we may obtain or develop as being critical to our success, we intend to vigorously protect such intellectual property rights. We currently have no trademarks or service marks or any patents. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are made available online.

         We have registered Real-Estateforlease.com as a domain name. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is evolving. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. The relationship between regulations governing domain names and laws protecting trademarks and similar intellectual property rights is unclear. Therefore, we could be unable to prevent third parties from acquiring domain names that infringe on or otherwise decrease the value of our proprietary rights.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

         We currently have no revenues, no operations and own no assets. We will rely on either funds raised from private sales of our securities or from capital contributions from Mark DiSalvo, our sole officer, director and principal stockholder, to implement our business plan. Mr. DiSalvo is under no legal obligation to provide any capital to us. We can give no assurance that we will be able to raise any funds for our plan of operations. As such, we do not believe that an analysis of our financial condition since our inception would be meaningful.

         As of the date of this registration statement, we have been unable to determine the level of interest of any private investor or financial institution in our securities or proposed plan of operations. We believe that once we become a reporting company with the SEC, our ability to raise capital will be enhanced. If we are unable to secure financing within the next six months, we will be forced to reevaluate the viability of our business plan, which may result in us completely abandoning our proposed plan of operations.

         Our expenses are presently nominal, and until such time as we complete a private placement of securities, our sole officer and director, Mark DiSalvo, intends to provide the necessary working capital to meet our operating expenses, but he is under no legal obligation to do so.

         Our certificate of incorporation authorizes the issuance of up to 10 million shares of preferred stock. Our ability to issue preferred stock may limit our ability to obtain debt or equity financing as well as impede potential takeover of our Company, which takeover may be in the best interest of our stockholders. Also, we have approximately 30,000,000 shares which are authorized, but which are as yet unreserved and unissued. Our ability to issue these authorized but unissued securities may also negatively impact our ability to raise additional capital through the sale of our debt or equity securities.

         As stated in our auditor's report attached to the financial statements constituting part of this registration statement, since we have no viable operations or significant assets and we are dependent on Mark DiSalvo, our sole officer, director and principal stockholder, to provide sufficient working capital to maintain the integrity of our corporate entity, substantial doubt exists about our ability to continue as a going concern.

ITEM 3. DESCRIPTION OF PROPERTY

         We have no corporate office space under lease at this time. We currently operate out of office space provided by Mark DiSalvo, our president, sole director and principal stockholder, at 192 Searidge Court, Shell Beach, California 93449. The costs associated with the use of the telephone and mailing address are deemed by us to be immaterial. Mr. DiSalvo is under no legal obligation to provide rent-free office space to our company. We neither pay nor do we have any obligation to pay rent to Mr. DiSalvo. We will seek to move our operations to a suitable leased facility if we are able to raise at least $375,000 capital from private investors.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The table below sets forth, as of April 12, 2002, certain information with respect to the beneficial ownership of our common stock by each person who we know to be beneficial owner of more than 5% of any class or series of our capital stock, each of the directors and executive officers individually, and all directors and executive officers as a group.

                                               Shares        Percentage of
                                            Beneficially        Shares
                       Name(1)                  Owned      Beneficially Owed
         --------------------------------   ------------   -----------------
         Mark DiSalvo                         9,500,000           96%
         Executive officers and directors
         as a group (one person)              9,500,000           96%

---------------
(1) Unless otherwise indicated, each person named in this table has sole voting and investment power with respect to the shares beneficially owned. Also, unless otherwise indicated, the address of each beneficial owner identified below is c/o Real-Estateforlease.com, Inc., 192 Searidge Court, Shell Beach, California 93449.

         We currently have 9,900,808 outstanding shares of common stock of which 400,808 shares are owned by approximately 982 persons. The remaining 9,500,000 shares are owned by our principal stockholder as noted in the above table. We are obligated to and have reserved for issuance an aggregate of 99,192 shares of common stock to be issued to holders of disputed claims under the Plan of Reorganization. If the claims are not resolved in favor of the claimants, the shares will be distributed pro rata among those unsecured creditors of Super Shops who received their shares pursuant to the Plan of Reorganization. We anticipate that these additional shares will be issued by September 30, 2002.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

         The following sets forth information concerning our sole officer and director, including his age, present principal occupation and other business experience during the last five years, memberships on committees of the board of directors and directorships in other publicly-held companies.

               Name            Age            Position with RFL
        ------------------    -----     ---------------------------------
        Mark DiSalvo            50      President, Secretary and Director

         Mark DiSalvo has been the President, Secretary and sole director of our company since June 13, 2001. Mr. DiSalvo has been self-employed as a business consultant  for  over  10  years.  He has  managed  his  personal  portfolio  of securities and real estate investments for the past 20 years. As a business consultant, he provides consulting services to small and development-stage companies relating to possible merger and acquisition candidates. Mr. DiSalvo is the sole stockholder, officer and director of California Brokerage Services, Inc., which is a personal holding company for Mr. DiSalvo's business investments. California Brokerage Services is not a licensed broker-dealer firm and does not engage in any securities transactions for any party other than Mr. DiSalvo. He serves as the sole executive officer and director of Gump & Company, Inc., a public developmental stage company and has served in this capacity since June 2000. He served as a director of Stan Lee Media, Inc., formerly known as Boulder Capital Opportunities, Inc., a public development stage company from August 1997 to July 1999. He served from March 1997 to July 1998 as president, chairman of the board, chief executive officer and secretary-treasurer of Prodeo Technologies, Inc., a public development stage company, formerly known as SITEK, Incorporated and Dentmart Group, Ltd.

         Our directors hold office until the next annual meeting of our stockholders scheduled to be held in June 2002, and until there successors have been elected and qualified. Officers serve at the discretion of our Board of Directors.

Committees of the Board of Directors

         Our Board of Directors does not have any committees at this time.

ITEM 6. EXECUTIVE COMPENSATION

Executive Officers

         Our Board appoints the executive officers to serve at the discretion of the Board. Mark DiSalvo is our sole officer and director. Our directors receive no compensation for serving on the Board. We intend to reimburse non-employee directors for travel and other expenses incurred in connection with attending the Board meetings.

Executive Compensation

         Mark DiSalvo has received no compensation nor have we accrued any cash or non-cash compensation for his services since he was elected as an officer and director. Mr. DiSalvo will receive no compensation for his services until we raise at least $500,000 from private investors or we achieve at least $100,000 net income from operations. We have yet to determine the initial compensation amount to be paid to Mr. DiSalvo upon completion of a private offering of our securities for at least $500,000.

         We do not have any employment or consulting agreements with any parties nor do we have a stock option plan.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On June 13, 2001, we entered into the merger with RFL Private pursuant to which Mark DiSalvo, our current sole officer and director, received 9,500,000 shares of our common stock in exchange for his holdings in RFL Private. We relied on Section 4(2) of the Securities Act because the transaction did not involve a public offering and was therefore exempt from the registration requirements of the Securities Act. No underwriters were used in connection with this transaction. To our knowledge, there are no other relationships or transactions that require disclosure.

ITEM 8. DESCRIPTION OF SECURITIES

Capital Stock

         Our authorized capital stock consists of 40 million shares of common stock and 10 million shares of preferred stock. Each share of common stock entitles a stockholder to one vote on all matters upon which stockholders are permitted to vote. No stockholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by us, and no stockholder has any right to convert the common stock into other securities. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of our common stock are fully paid and non-assessable. Subject to the rights of the holders of the preferred stock, if any, our stockholders of common stock are entitled to dividends when, as and if declared by the Board from funds legally available therefor and, upon liquidation, to a pro-rata share in any distribution to stockholders. We do not anticipate declaring or paying any cash dividends on our common stock in the year 2002 or in the foreseeable future.

         Pursuant to our certificate of incorporation, the Board has the authority, without further stockholder approval, to provide for the issuance of up to 10 million shares of our preferred stock in one or more series and to determine the dividend rights, conversion rights, voting rights, rights in terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Our Board has the power to afford preferences, powers and rights (including voting rights) to the holders of any preferred stock preferences, such rights and preferences being senior to the rights of holders of common stock. No shares of our preferred stock are currently outstanding. Although we have no present intention to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of our company.

Provisions Having A Possible Anti-Takeover Effect

         Our Certificate of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by the Board and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. In addition, the Board has the authority, without further action by our stockholders, to issue up to 10 million shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The issuance of our preferred stock or additional shares of common stock could adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in our control.

                             ADDITIONAL INFORMATION

         Statements contained in this registration statement regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the registration statement. As a result of this registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and, consequently, will be required to file annual and quarterly reports, proxy statements and other information with the SEC. The registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330. The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with it. The address of the SEC's Website is http://www.sec.gov.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS;
                                   MARKET DATA

         This registration statement contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Forward-looking statements are speculative and uncertain and not based on historical facts. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Management's
Discussion and Analysis of Financial Condition or Plan of Operation" and "Description of Business."

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The reader is advised to consult any further disclosures made on related subjects in our future SEC filings.

                                    PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

         Our common stock is eligible for quotation on the Electronic Pink Sheets under the symbol "RLEL". As of the date of this registration statement trading has yet to commence in our securities. As such, no assurance can be given that an active market will exist for our common stock. We are filing this registration statement on Form 10-SB for the purpose of enabling our common stock to commence trading on the NASD OTC Bulletin Board. We have been advised by the NASD that our common stock will not be eligible for quotation on the OTC Bulletin Board until this registration statement is effective. Except as disclosed herein, we have not nor has anyone acting on our behalf engaged in any preliminary discussions or entered into any understanding or agreements with any market maker regarding participation in a future trading market for our securities.

         Holders. As of April 12, 2002, there were a total of 9,900,808 shares of our common stock outstanding, held by approximately 983 stockholders of record.

         Dividends. We have not declared any dividends on our common stock since inception and do not intend to pay dividends on our common stock in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS

         We are not a party to any legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING DISCLOSURE

         On June 13, 2001, concurrent with the Company's reverse acquisition transaction with RFL-Private, the Company dismissed S. W. Hatfield, CPA ("Hatfield") as the Company's independent auditors. The Company's Board of Directors made the decision to change accountants.

         Each of Hatfield's audit reports for the previous two (2) years did not contain an adverse opinion. However, each opinion was qualified due to uncertainty; however, their opinions included a modification as to the uncertainty of the Company to continue as a going concern.

         In connection with their audits for the two (2) most recent years, there were no disagreements with Hatfield on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Hatfield, would have caused Hatfield to make reference to the subject matter of the disagreements in connection with its report on the financial statements for those years.

         On April 15, 2002, the Company provided S. W. Hatfield, CPA with a copy of this disclosure and requested that it furnish a letter to the Company, addressed to the SEC, stating that it agreed with the statements made herein or the reasons why it disagreed. On April 17, 2002, the Company received a letter from S. W. Hatfield, CPA that it agreed with the statements contained herein.

         On June 13, 2001, the Company engaged Gerald R. Perlstein, Certified Public Accountant as the Company's independent auditors. Prior to such engagement, the Registrant had not consulted Baum & Company, P.A. on any prior matters, including any matters relative to the application of accounting principles or any subject of disagreement with S. W. Hatfield, CPA.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         Pursuant to the Plan of Reorganization, all of our outstanding capital stock as of the date of our bankruptcy petition (November 15, 1999) was canceled. Pursuant to the Plan of Reorganization, we issued an aggregate of 400,808 shares of our common stock to certain of our creditors and holders of administrative claims. We have also reserved for issuance an additional 99,192 shares of common stock to be issued to holders of disputed claims under the Plan of Reorganization. If a claim is denied, the applicable shares will be distributed on a pro rata basis to current stockholders of the Company who received their shares pursuant to the Plan of Reorganization. Such shares were issued and the reserved shares will be issued in accordance with Section 1145 under the United States Bankruptcy Code and the transaction was thus exempt from the registration requirements of Section 5 of the Securities Act of 1933 (the "Securities Act").

         On June 13, 2001, we entered into the merger with RFL Private pursuant to which Mark DiSalvo, our current sole officer and director, received 9,500,000 shares of our common stock in exchange for his holdings in RFL Private. We relied on Section 4(2) of the Securities Act because the transaction did not involve a public offering and was therefore exempt from the registration requirements of the Securities Act. No underwriters were used in connection with this transaction.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

         We have the authority under the Delaware General Corporation Law to indemnify our directors and officers to the extent provided for in such statute. Set forth below is a discussion of Delaware law regarding indemnification which we believe discloses the material aspects of such law on this subject. The Delaware law provides, in part, that a corporation may indemnify a director or officer or other person who was, is or is threatened to be made a named defendant or respondent in a proceeding because such person is or was a director, officer, employee or agent of the corporation, if it is determined that such person:

         o        conducted himself in good faith;
         o reasonably believed, in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation's best interest and, in all other cases, that his conduct was at least not opposed to the corporation's best interests; and
         o in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful.

         A corporation may indemnify a person under the Delaware law against judgments, penalties, including excise and similar taxes, fines, settlement, unreasonable expenses actually incurred by the person in connection with the proceeding. If the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. The corporation may also pay or reimburse expenses incurred by a person in connection with his appearance as witness or other participation in a proceeding at a time when he is not a named defendant or respondent in the proceeding.

         Our Certificate of Incorporation provides that none of our directors shall be personally liable to use or our stockholders for monetary damages for an act or omission in such director's capacity as a director; provided, however, that the liability of such director is not limited to the extent that such director is found liable for (a) a breach of the director's duty of loyalty to us or our stockholders, (b) an act or omission not in good faith that constitutes a breach of duty of the director to us or an act or omission that involves intentional misconduct or a knowing violation of the law, (c) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (d) an act or omission for which the liability of the director is expressly provided under Delaware law. Limitations on liability provided for in our Certificate of Incorporation do not restrict the availability of non-monetary remedies and do not affect a director's responsibility under any other law, such as the federal securities laws or state or federal environmental laws.

         We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as executive officers and directors. The inclusion of these provisions in our Certificate of Incorporation may have the effect of reducing a likelihood of derivative litigation against our directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us or our stockholders.

         Our Bylaws provide that our officers and directors shall be indemnified and held harmless by us from and against any judgments, penalties (including excise taxes), fines, amounts paid in settlement and reasonable expenses (including court costs and attorneys' fees) actually incurred by such persons in connection with all threatened, pending or completed actions, claims, suits or proceedings; provided, however, that it must be determined that such officer or director acted in good faith and reasonably believed (1) that in the case of conduct in his official capacity on behalf of us that his conduct was in our best interest, (2) in all other cases that his conduct was not opposed to our best interests, and (3) with respect to any proceeding which is a criminal action, that he had no reasonable cause to believe that his conduct was unlawful. However, in the event a determination is made that an officer or director is liable to us or is found liable on the basis that personal benefit was improperly received by such person, such indemnification is limited to reasonable expenses actually incurred by such person in connection with the proceeding and shall not be made in respect of any proceeding in which such person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. Any indemnification under our Bylaws shall be made by us only upon a determination that indemnification of such person is proper, such determination to be made by a majority vote of a quorum consisting of Directors who at the time of the vote are not named defendants or respondents in such proceeding, or in the alternative by special legal counsel and/or the stockholders of the corporation, as described in our Bylaws.

                                    PART F/S

         The financial information beginning on page F-1 hereof is provided in accordance with the requirements of Item 310 of Regulation S-B.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

         See attached Index to Exhibits.

ITEM 2. DESCRIPTION OF EXHIBITS

         The following documents are filed as exhibits to this Registration Statement

   Exhibit
   Number                           Description of Exhibit
--------------  ----------------------------------------------------------------
    3.1         Certificate of Incorporation of NEV Acquisition Corp.
    3.2         Bylaws of NEV Acquisition Corp.
    3.3 Certificate of Merger merging Real-Estatforlease.com, Inc. with and into NEV Acquisition Corp.
    4.1         Form  of Certificate Evidencing Ownership of Registrant's Common
                Stock.
   10.1 Agreement and Plan of Merger dated June 13, 2001, by and between Real-Estateforlease.com, Inc., Mark DiSalvo and NEV Acquisition Corp.
   16.1         Letter of S.W. Hatfield, CPA

                                   SIGNATURES

         In accordance with Section 12 of the Exchange Act, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Real-Estateforlease.com, Inc.


DATE:  April 18, 2002                By:/s/ Mark DiSalvo
                                        ----------------------------------------
                                        Mark DiSalvo, President, Chief Executive
                                        Officer and Chief Accounting Officer

                         Real-Estateforlease.com, Inc.
                        (Formerly NEV Acquisition Corp.)



                              Financial Statements




    For the Years Ended December 31, 2001 (Post-Merger) and 2000 (Pre-Merger)
            and for the Periods from May 24, 2001 (Date of Inception)
                   through December 31, 2001 (Post-Merger) and
                  January 1, through June 13, 2001 (Pre-Merger)
                        with Independent Auditor's Report

                          Real-Estateforlease.com, Inc.
                        (Formerly NEV Acquisition Corp.)

                          Index to Financial Statements

               For the Years Ended December 31, 2001 (Post-Merger)
               and 2000 (Pre-Merger) and for the Periods from May
                          24, 2001 (Date of Inception)
                   through December 31, 2001 (Post-Merger) and
                  January 1, through June 13, 2001 (Pre-Merger)






Independent Auditor's Report...................................................1

Independent Auditor's from Report S.W. Hatfield, CPA...........................2

Financial Statements:

         Balance Sheets........................................................3

         Statements of Operations and Comprehensive Loss.......................4

         Statement of Stockholders' Equity.....................................5

         Statements of Cash Flows..............................................6

         Notes to Financial Statements......................................7-11

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------

Board of Directors
Real-Estateforlease.com, Inc.

I have audited the accompanying balance sheet of Real-Estateforlease.com, Inc., (formerly NEV Acquisition Corp.) as of December 31, 2001 (Post-Merger) and the related statements of operations and comprehensive loss, stockholders' equity, and cash flows for the periods from May 24, 2001 (Date of Inception) through December 31, 2001 (Post-Merger) and January 1, 2001 through June 13, 2001 (Pre-Merger). These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. The financial statements of NEV Acquisition Corp. as of December 31, 2000, were audited by other auditors whose report, dated March 6, 2001, expressed a "going concern" qualified opinion on these statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Real-Estateforlease.com, Inc. (formerly NEV Acquisition Corp.) as of December 31, 2001 (Post-Merger) and the results of its operations and its cash flows for the periods from May 24, 2001 (Date of Inception) through December 31, 2001 (Post-Merger) and January 1, 2001 through June 13, 2001 (Pre-Merger) in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no viable operations or significant assets and is dependent upon a majority stockholder to provide sufficient working capital to maintain the integrity of the corporate entity. These circumstances create substantial doubt about the Company's ability to continue as a going concern, and are discussed in Note 1. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.



/s/ Gerald R. Perlstein
-----------------------
Gerald R. Perlstein
Los Angeles, California

March 1, 2002

S. W. HATFIELD, CPA
certified public accountants

Member:    Texas Society of Certified Public Accountants
           Press Club of Dallas



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


Board of Directors and Stockholders
Real-Estateforlease.com, Inc.
    (formerly NEV Acquisition Corp.)

We have audited the accompanying balance sheet of Real-Estateforlease.com, Inc. (formerly NEV Acquisition Corp.) (a Delaware corporation) as of December 31, 2000, and the related statement of operations and comprehensive loss, changes in shareholders' equity and cash flows for the period from July 31, 2000 (date of bankruptcy settlement) through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Real-Estateforlease.com, Inc. as of December 31, 2000, and the results of its operations and its cash flows for the period from July 31, 2000 (date of bankruptcy settlement) through December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no viable operations or significant assets and may become dependent upon significant shareholders to provide sufficient working capital to maintain the integrity of the corporate entity. These circumstances create substantial doubt about the Company's ability to continue as a going concern and are discussed in Note 1. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.




                                                    S. W. HATFIELD, CPA
Dallas, Texas
March 6, 2001


                      Use our past to assist your future sm
(secure mailing address)                   (overnight delivery/shipping address)
P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com


                          Real-Estateforlease.com, Inc.
                        (Formerly NEV Acquisition Corp.)

                                 Balance Sheets

             December 31, 2001, June 13, 2001 and December 31, 2000
             ------------------------------------------------------

                                     ASSETS
                                     ------

                                                             (Post-Merger)         (Pre-Merger)        (Pre-Merger)
                                                           December 31, 2001      June 13, 2001      December 31, 2000
                                                           -----------------    -----------------    -----------------
Current Assets:

    Cash                                                   $             887    $               0    $               0
    Prepaid Service Agreement                                         68,750                    0                    0
    Due from stockholder                                                   0                    0                1,014
                                                           -----------------    -----------------    -----------------

         Total Current Assets                                         69,637                    0                1,014

    Investment in Merger Candidate                                         0                9,500                    0
                                                           -----------------    -----------------    -----------------

         Total Assets                                                 69,637                9,500                1,014
                                                           -----------------    -----------------    -----------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current Liabilities

    Due to Stockholder                                                 1,776                    0                    0
                                                           -----------------    -----------------    -----------------

         Total Current Liabilities                                     1,776                    0                    0
                                                           -----------------    -----------------    -----------------

Stockholders' Equity
--------------------
    Preferred Stock -- $.001 par value,
    10,000,000 shares authorized
    None issued and outstanding

    Common Stock -- $.001 par value,
    40,000,000 shares authorized
    10,000,000 shares issued and outstanding                                                                        at
    2001 and 2001 and 500,000 shares at 2000
                                                                      10,000               10,000                  500

    Additional paid-in-capital                                       150,450                2,000                2,000

    Retained Deficit                                                 (92,589)              (2,500)              (1,486)
                                                           -----------------    -----------------    -----------------

         Total Stockholders' Equity                                   67,861                9,500                1,014
                                                           -----------------    -----------------    -----------------

         Total Liabilities and Stockholders' Equity        $          69,637    $           9,500    $           1,014
                                                           -----------------    -----------------    -----------------

    The accompanying notes are an integral part of the financial statements.


                          Real-Estateforlease.com, Inc.
                        (Formerly NEV Acquisition Corp.)

                 Statements of Operations and Comprehensive Loss

              For the Period from May 24, 2001 (Date of Inception)
                 through December 31, 2001 (Post-Merger) and for
                   the Period January 1 through June 13, 2001
             (Pre-Merger) and for the Period July 31, 2000 (Date of
                             Bankruptcy Settlement)
                            through December 31, 2000
                            -------------------------



                                                (Post-Merger)    (Pre-Merger)    (Pre-Merger)
                                                      2001             2001            2000
                                                -------------    -------------   -------------
Revenues:                                       $           0    $           0   $           0
                                                -------------    -------------   -------------

Expenses:
    Service Agreement Expense                          81,250                0               0
    General and Administrative                          1,839                0               0
    Organization costs                                  9,500            1,014           1,486
                                                -------------    -------------   -------------

         Total Expenses                                92,589            1,014           1,486
                                                -------------    -------------   -------------

Net Loss                                               92,589            1,014           1,486
                                                -------------    -------------   -------------

Other comprehensive income                                  0                0               0
                                                -------------    -------------   -------------

Comprehensive Loss                                     92,589            1,014           1,486
                                                -------------    -------------   -------------

Weighted average number of outstanding shares       5,250,000          500,000         500,000
                                                -------------    -------------   -------------

Net loss per share                              $       (0.02)           (nil)           (nil)
                                                -------------    -------------   -------------

    The accompanying notes are an integral part of the financial statements.


                          Real-Estateforlease.com, Inc.
                        (Formerly NEV Acquisition Corp.)

                        Statement of Stockholders' Equity

              For the Period from May 24, 2001 (Date of Inception)
                 through December 31, 2001 (Post-Merger) and for
                   the Period January 1 through June 13, 2001
             (Pre-Merger) and for the Period July 31, 2000 (Date of
                             Bankruptcy Settlement)
                            through December 31, 2000
                            -------------------------





                                                                           Additional
                                             Common          Stock          Paid-In-      Accumulated         Total
                                             Shares          Amount          Capital         Deficit         Equity
                                          ------------    ------------    ------------    ------------    ------------
Stock issued through bankruptcy
settlement on
July 31, 2000                                  500,000    $        500    $      2,000    $          0    $      2,500

Net loss                                        (1,486)         (1,486)
                                          ------------    ------------    ------------    ------------    ------------

Balance December 31, 2000                      500,000             500           2,000          (1,486)          1,014

 Issuance in anticipation of merger
                                             9,500,000           9,500               0               0           9,500

Net loss, for the period                        (1,014)         (1,014)
                                          ------------    ------------    ------------    ------------    ------------

Balance June 13, 2001
(Pre-merger)                                10,000,000          10,000           2,000          (2,500)          9,500

Recapitalization due to
Reverse merger                                       0               0         148,450           2,500         150,950

Net loss for period
(post-merger)                                  (92,589)        (92,589)
                                          ------------    ------------    ------------    ------------    ------------

Balance December 31, 2001 (Post-merger)
                                            10,000,000    $     10,000    $    150,450    $    (92,589)   $     67,861
                                          ------------    ------------    ------------    ------------    ------------


    The accompanying notes are an integral part of the financial statements.


                          Real-Estateforlease.com, Inc.
                        (Formerly NEV Acquisition Corp.)

                             Statement of Cash Flows

              For the Period from May 24, 2001 (Date of Inception)
                 through December 31, 2001 (Post-Merger) and for
                   the Period January 1 through June 13, 2001
             (Pre-Merger) and for the Period July 31, 2000 (Date of
                             Bankruptcy Settlement)
                            through December 31, 2000
                            -------------------------



                                                           (Post-Merger)     (Pre-Merger)     (Pre-Merger)
                                                                 2001             2001             2000
                                                           -------------    -------------    -------------
Cash Flows from operating activities:
    Net income (loss)                                      $     (92,589)   $      (1,014)   $      (1,486)
    Adjustments to reconcile net income (loss) to net
         cash provided (used in) operating activities:
    Organization costs                                             9,500                0                0
    Increase in prepaid service agreement                        (68,750)               0                0
                                                           -------------    -------------    -------------

Cash used in operating activities                               (151,839)          (1,014)          (1,486)
                                                           -------------    -------------    -------------

Cash Flows from Investing Activities:                                  0                0
                                                           -------------    -------------

Cash Flows from Financing Activities:
    Proceeds from majority stockholder to obtain
    Service Agreement                                            150,950                0                0
    Advances by and owed to stockholder                            1,776            1,014            1,486
                                                           -------------    -------------    -------------

Net Cash provided by Financing Activities                        152,726            1,014            1,486
                                                           -------------    -------------    -------------

Net Increase in cash                                                 887                0                0

Cash at beginning of period                                            0                0                0
                                                           -------------    -------------    -------------

Cash at end of period                                      $         887    $           0    $           0
                                                           -------------    -------------    -------------


    The accompanying notes are an integral part of the financial statements.

                          Real-Estateforlease.com, Inc.
                        (Formerly NEV Acquisition Corp.)

                          Notes to Financial Statements

                                December 31, 2001
                                -----------------


1.   BACKGROUND AND DESCRIPTION OF BUSINESS
     --------------------------------------
     The Company was initially incorporated as Super Shops, Inc. under the laws of the State of Nevada. In October 2000, the Company changed its state of incorporation from Nevada to Delaware by means of a merger with and into a Delaware corporation formed on October 13, 2000 solely for the purpose of effecting the reincorporation. The Certificate of Incorporation and Bylaws of the Delaware corporation are the Certificate of Incorporation and Bylaws of the surviving corporation. Such Certificate of Incorporation changed the Company's name to NEV Acquisition Corp. and modified the Company's capital structure to allow for the issuance of 50,000,000 total equity shares consisting of 10,000,000 shares of preferred stock and 40,000,000 shares of common stock. Both classes of stock have a par value of $0.001 per share.

     On September 19, 1997, the Company filed for protection under Chapter 11 of the Federal Bankruptcy Act in the United States Bankruptcy Court, Central District of California -- Los Angeles Division (Bankruptcy Court). The Company's bankruptcy action was consolidated into a single action with other related entities. During the period from September 19, 1997 through July 31, 2000 (the entered date of the Debtors' Amended Joint Plan of Reorganization dated as of July 31, 2000), all secured claims and/or administrative claims were satisfied through either direct payment or negotiation.

     The Debtor's Amended Joint Plan of Reorganization was approved by the United States Bankruptcy Court, Central District of California -- Los Angeles Division on July 27, 2000 and entered on July 31, 2000. The Amended Joint Plan of Reorganization, which contemplates the Company entering into a reverse merger transaction, provided that all unsecured creditors and Halter Financial Group, Inc. would receive "new" shares of the Company's post-reorganization common stock, pursuant to Section 1145(a) of the Bankruptcy Code and Section 4(2) of The Securities Act of 1933, respectively. As a result of the plan's approval, all liens, security interests, encumbrances and other interests, as defined in the plan of reorganization, attach to the creditor's trust.

     The cancellation of all existing shares at the date of the bankruptcy filing and the issuance of "new" shares of the reorganized entity caused an issuance of shares of common stock and a related change of control of the Company with more than 50% of the "new" shares being held by persons and/or entities which were not pre-bankruptcy shareholders. Accordingly, per American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code", the Company adopted "fresh-start" accounting as of the bankruptcy discharge date whereby all continuing assets and liabilities of the Company were restated to the fair market value. As of July 31, 2000, by virtue of the confirmed Debtors' Joint Plan of Reorganization, the only asset of the Company was approximately $2,500 in cash due from the then majority stockholder.

                          Real-Estateforlease.com, Inc.
                        (Formerly NEV Acquisition Corp.)

                          Notes to Financial Statements

                                December 31, 2001
                                -----------------


     The discharge from bankruptcy became effective on June 25, 2001, upon compliance with the reverse acquisition requirement. The Company closed a reverse acquisition with Real-EstateforLease.com, Inc. on June 13, 2001.

     Effective on June 13, 2001, Real-Estateforlease.com, Inc. pursuant to an Agreement and Plan of Merger with the Company was merged into the Company, which became the legal surviving corporation of the merger. The stockholders of Real-Estateforlease.com (pre-merger) received 9,500,000 shares of common stock in exchange for 100% of the outstanding stock of Real-Estateforlease.com, which stock was then cancelled. The name of the surviving company was then changed to Real-Estateforlease.com, Inc. (post-merger).

     Real-Estateforlease.com (pre-merger) was incorporated on May 24, 2001 under the laws of Delaware. An independent audit was performed on the Company (prior to the merger) for the period May 24 through June 18, 2001. The audited balance sheet at June 18, 2001 was as follows:

              Cash                                                      $    950
              Prepaid Service Agreement                                  150,000
                                                                        --------

                       Total Assets                                     $150,950
                                                                        --------

              Common Stock                                                    15
              Additional Paid in Capital                                 150,935
              Retained Earnings                                                0
                                                                        --------

                       Total Liabilities & Equity                       $150,950
                                                                        --------

     The acquisition of Real-Estateforlease.com (pre-merger), effective June 13, 2001, by the Company effected a change in control and was accounted for as a "reverse acquisition" whereby Real-Estateforlease.com is the accounting acquirer for financial statement purposes. Accordingly, for all periods subsequent to June 13, 2001, the financial statements of the Company reflect the historical financial statements of Real-Estateforlease.com from its inception on May 24, 2001 and the operations of the Company subsequent to the June 13, 2001 transaction date.

     The Company has not yet implemented its business plan as it currently has no identifiable sources of capital so as to undertake its business strategy. The Company's majority stockholder, prior to, and subsequent to the merger, has provided all nominal working capital support. Due to a lack of operating assets, the Company is dependent upon the majority stockholder's support until other sources of funds can be obtained.

                          Real-Estateforlease.com, Inc.
                        (Formerly NEV Acquisition Corp.)

                          Notes to Financial Statements

                                December 31, 2001
                                -----------------


2.   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
     --------------------------------------------

     A.   Impairments of Long Lived Assets
          --------------------------------
          The Company evaluates its long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. If such evaluations indicate the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets; the assets are adjusted to their fair values. No adjustment to the carrying values of the assets has been made.

     B.   Use of Estimates
          ----------------
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect reported amounts of assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from estimates and assumptions made.

     C.   Organization Costs
          ------------------
          The Company has adopted the provisions of AICPA Statement of Position 98-5, "Reporting on the Cost of Start-Up Activities", whereby all organization and initial costs incurred were charged to operations as incurred.

     D.   Loss Per Share
          --------------
          Loss per share of common stock is computed using the weighted number of common shares outstanding during the period shown. Common stock equivalents are not included in the determination of the weighted average number of shares outstanding, as they would be antidilutive.

     E.   Statement of Cash Flows
          -----------------------
          Supplemental disclosure of cash flow information is as follows:

          Cash paid during the periods ended December 31, 2001 (post-merger), June 13, 2001 (pre-merger), and December 31, 2000 (pre-merger).

                                2001       2001       2000
                                ----       ----       ----
              Interest           0          0          0
              Income taxes       0          0          0

          Non-cash investing and financing activities:

          Recapitalization  in period  ended  December  31, 2000 to be
          funded by majority stockholder per bankruptcy court     $2,500

                          Real-Estateforlease.com, Inc.
                        (Formerly NEV Acquisition Corp.)

                          Notes to Financial Statements

                                December 31, 2001
                                -----------------



     F.   Management Representation
          -------------------------
          The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. They include all adjustments deemed necessary in order to make the financial statements not misleading. Management represents that these financial statements conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.


3.   CAPITAL STOCK TRANSACTIONS
     --------------------------
     Pursuant to the Debtors' Amended Joint Plan of Reorganization as of November 15, 1999 (Plan), affirmed by the U.S. Bankruptcy Court -- Central District of California -- Los Angeles Division on July 27, 2000, the Company will include the issuance of a sufficient number of Plan shares to meet the requirements of the Plan. Such number is estimated to be approximately 500,000 Plan Shares. The Plan Shares shall all be of the same class.

     As of December 31, 2001 the Company has issued 400,808 Plan Shares. The remaining shares, approximately 99,192, will be issued in accordance with the Plan at a future time. Any change in the number of shares issued and outstanding will result only in a reallocation of the $2,500 capitalization prescribed by the Plan between the par value of the Company's common stock and additional paid-in capital and will have no other effect on the accompanying financial statements.

     The Company issued 9,500,000 shares of common stock in exchange for 100% of the stock of Real-Estateforlease.com (pre-merger company) in the reverse merger.


4.   FAIR VALUE OF FINANCIAL INSTRUMENTS
     -----------------------------------
     The Company has used market information for similar instruments and applied judgment to estimate fair value of financial instruments. At December 31, 2001 the fair value of cash and due for stockholders, approximated carrying values because of the short-term nature of these instruments.


5.   COMMITMENTS AND CONTINGENCIES
     -----------------------------
     The Company is not presently involved in any litigation.

                          Real-Estateforlease.com, Inc.
                        (Formerly NEV Acquisition Corp.)

                          Notes to Financial Statements

                                December 31, 2001
                                -----------------



6.   INCOME TAXES
     ------------
     The Company utilizes the asset and liability approach for financial reporting for income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. No tax benefit of the Company's net operating loss carryforward has been recorded as it is more likely than not that the carryforward will expire unused. Accordingly, the tax benefit of the loss carryforward has been offset by a valuation allowance of the same amount. Thus, the Company has not recorded an asset or liability.

     As of December 31, 2001, the Company has a net operating loss carryforward of approximately $92,500 to offset future taxable income, which if not utilized will expire in 2021 per current tax regulations.

     The Company did not record any income tax expenses for the various periods.


7.   SERVICE AGREEMENT
     -----------------
     Effective June 13, 2001, Real-Estateforlease.com, Inc., the pre-merger company, entered into a twelve month service Agreement with a third party. In consideration of $150,000, the Company will be provided with assistance in the preparation of applications required by various national and regional stock exchanges for the quotation of the Company's common stock on these exchanges, as well as other consulting services arising as a public company. As of December 31, 2001, $81,250 of the agreement has been expensed.

                                INDEX OF EXHIBITS


   Exhibit
   Number                           Description of Exhibit
--------------  ----------------------------------------------------------------
    3.1         Certificate of Incorporation of NEV Acquisition Corp.
    3.2         Bylaws of NEV Acquisition Corp.
    3.3 Certificate of Merger merging Real-Estatforlease.com, Inc. with and into NEV Acquisition Corp.
    4.1         Form  of Certificate Evidencing Ownership of Registrant's Common
                Stock.
   10.1 Agreement and Plan of Merger dated June 13, 2001, by and between Real-Estateforlease.com, Inc., Mark DiSalvo and NEV Acquisition Corp.
   16.1         Letter of S.W. Hatfield, CPA